

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2023

Jeffrey Wong Kah Mun
Chief Executive Officer
Winvest Group Ltd
50 West Liberty Street, Suite 880
Reno, NV 89501

> **Re: Winvest Group Ltd**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 28, 2023**
> **File No. 333-267006**

Dear Jeffrey Wong Kah Mun:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 23, 2023 letter.

Amendment No. 3 to Registration Statement on Form S-1 Filed February 28, 2023

Prospectus Summary
Business Overview, page 2

1.   We note your amended disclosure in the sections titled "Investment Controls and Protections" and "Corporate Governance & Reporting." Please file as an exhibit copies of or a form of any agreement that grants you first priority security interest over the intellectual property of the TCG projects. Please also elaborate on how you will determine who the "trusted professionals" in the industry are and the specific types of reports you expect to receive from such trusted professionals. Additionally, please revise your risk factors to address the material risks associated with your reliance on such "investment controls and protections," if any.

Dilution, page 23

2. You did not address the following parts of comment 4:

- Explain to us how you computed the "net tangible book value per share after the offering" for each of the 75%, 50%, 25% and 10% assumptions shown on page 24. In this regard, tell us the adjustments you made to "net tangible book value after the offering" and/or "total shares issued after the offering" to arrive at the "net tangible book value per share after the offering" shown.

- Tell us your consideration of including the use of proceeds disclosed on page 21 in the computation of the net tangible book value after the offering for each assumption. In particular, tell us why you do not net "brokerage fees" in your calculation of "net proceeds from offering.

  Please address these points.

Our Business, page 33

3. We note your response to comment 5 and we reissue it. Please amend this section of your prospectus to include the specific information required by Item 101(h)(4)(i)-(xii) of Regulation S-K.

Financial Statements of Winvest Group LTD, page F-27

4. Please update your financial statements to include the fiscal year ended December 31, 2022 pursuant to Rule 8-08 of Regulation S-X.

Notes to Financial Statements
Note 2 - Summary of Significant Accounting Policies
Production - Cost of Revenue, page F-45

5. We reissue comment 12 in part, as you did not fully address it. Please explain why determining the percentage of labor expense based upon the nature of the project is more appropriate than the actual amount of time and the value of that time incurred on the project.

General

6. We note your response to comment 15 and we reissue it in part. Please make the following revisions to the indicated sections in each bullet point:

- Describe your capital structure, including the different authorized classes of stock in the prospectus summary section.

- Describe the nature of the disparate voting rights, including the number of votes per share in the prospectus summary and risk factor sections.

You may contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Matt McMurdo